MARUX, INC.

(A Michigan Corporation)

Financial Statements

December 31, 2019

TABLE OF CONTENTS

SCOTT W. SANDERS *Certified Public Accountant*

SCOTT W. SANDERS

Certified Public Accountant

37450 Schoolcraft Rd, Suite 150
Livonia, MI 48150
(734) 422-7471

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MARUX, INC
Detroit, MI 48202

I have reviewed the accompanying financial statements of MARUX, INC, a Michigan corporation, which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, except for the issue noted in the Known Departure from Accounting Principles Generally Accepted in the United States of America paragraph, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Known Departure from Accounting Principles Generally Accepted in the United States of America
Accounting principles generally accepted in the United States of America require management to assess whether the Company has a controlling interest in any entities in which the Company has a variable interest in order to determine if those entities should be consolidated. Management has not performed the required assessment and therefore, if there are variable interest entities for which the Company is the primary beneficiary, has not consolidated those entities. Although management has not determined the effects on the financial statements of the failure to perform the required assessment, many elements in the financial statements would have been materially affected had management determined that the Company is the primary beneficiary of any variable interest entities.

Scott W. Sanders
Certified Public Accountant
Livonia, Michigan
September 9, 2020

MARUX, INC.
BALANCE SHEET
December 31, 2019

ASSETS

CURRENT ASSETS

  Cash in Bank $ 0

OTHER ASSETS

  Subscriptions Receivable   3,200

                             $ 3,200

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts Payable $ 0

LONG-TERM LIABILITIES

  Notes Payable   0

STOCKHOLDERS' EQUITY

  Common Stock
   Authorized 175,000 shares
    Issued and Outstanding 0 shares $ 0

  Preferred Stock
   Authorized 825,000 shares
    Issued and Outstanding 320,000 shares   3,200

  Retained Earnings   0   3,200

                             $ 3,200

MARUX, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

Sales	$	0
Cost of Sales		0
GROSS INCOME		0
General and Administrative Expenses		0
OPERATING INCOME		0
Other Income or Deductions		0
INCOME BEFORE PROVISION FOR INCOME TAX		0
Provision for Income Tax		0
NET INCOME	$	0

MARUX, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

| | Common Stock | | Preferred Stock | | Retained | |
	Shares	Amount	Shares	Amount	Earnings	Total
Beginning Balance – January 1, 2019	0	$ 0	0	$ 0	$ 0	$ 0
Contributions	0	0	320,000	3,200		3,200
Net Income					0	0
Ending Balance – December 31, 2019	0	$ 0	320,000	$ 3,200	$ 0	$ 3,200

See accompanying notes and independent accountant's review report.

SCOTT W. SANDERS *Certified Public Accountant*

<u>MARUX, INC.</u>
<u>STATEMENT OF CASH FLOWS</u>
For the Year Ended December 31, 2019

<u>CASH FLOW FROM OPERATING ACTIVITIES</u>

Net Income	$ 0	
Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities	0	
Changes in Operating Assets and Liabilities	0	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 0

<u>CASH FLOW FROM INVESTING ACTIVITIES</u>

Purchase of Equipment	0	
NET CASH USED FOR INVESTING ACTIVITIES		0

<u>CASH FLOW FROM FINANCING ACTIVITIES</u>

Proceeds from Long-Term Borrowings	0	
Principal Payments Made on Notes Payable	0	
NET CASH PROVIDED BY FINANCING ACTIVITIES		0
NET INCREASE IN CASH AND CASH EQUIVALENTS		0
CASH AND CASH EQUIVALENTS - JANUARY 1, 2019		0
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2019		$ 0

<u>SUPPLEMENTAL CASH FLOW INFORMATION</u>
Cash paid during the year for:

Interest expense	$ 0
Income taxes	$ 0

See accompanying notes and independent accountant's review report.

SCOTT W. SANDERS *Certified Public Accountant*

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

History and Nature of business
The company was formed as a corporation under the Business Corporation Act of Michigan. As of the balance sheet date, business has not yet commenced. Therefore, the statement of operations and cash flows is presented with no activity. The purpose of the company is to provide augmented intelligence enabled software as a service for telehealth, medical responsiveness and remote diagnostics.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash equivalents
The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of the balance sheet date, the company held no cash and cash equivalents.

NOTE 2 - INCOME TAXES

Management has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. Management will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authorities. Management continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management's evaluation on December 31, 2019 revealed no uncertain tax positions that would have a material impact on the financial statements.

The federal tax returns remain subject to possible examination by taxing authorities for a period of three years after their respective filing deadlines.

NOTE 3 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through September 9, 2020, the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) pandemic. As a result, the Governor has issued orders as precautionary measures to slow the spread of the virus. As a result, economic uncertainties have arisen which are likely to financially impact the company. The overall potential impact on the company is unknown at this time.